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                                                                      Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(all amounts except ratios are shown in millions)

                                                                  Year Ended December 31,
                                                      ----------------------------------------------
                                                       2005      2004      2003      2002      2001
                                                      ------    ------    ------    -------   ------
Income (loss) from continuing operations before
  income taxes and minority interest                  $ 30.9    $162.3    $(42.7)   $(132.5)  $(14.2)

Less:  Equity in earnings of 50%-or-less owned
  companies                                             (3.2)     (4.5)     (1.1)     (0.5)      0.2

Add:  Fixed charges net of capitalized interest         42.9      39.8      41.1      39.7      35.1

Add: Amortization expense of previously capitalized
   interest                                              1.4       1.4       1.3       1.1       0.4
                                                      ------    ------    ------    -------   ------

Total earnings                                          72.0     199.0      (1.4)    (92.2)     21.5

Fixed charges                                           42.9      39.8      41.5      42.3      40.0

Ratio of earnings to fixed charges                       1.7       5.0       (a)       (a)       (a)

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(a)   - Earnings were inadequate to cover fixed charges by $42.9 million, $134.5 million, and $18.5 million in 2003, 2002 and 2001, respectively.